Exhibit 11.0 - Computation of Per Share Earnings

    Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by average number of shares adjusted for the dilutive effect of outstanding stock options. ESOP shares are only considered outstanding for earnings per share calculations when they are committed to be released.

    Presented below are the calculations for the basic and diluted earnings per share:

	Three Months Ended June 30, 2000	Three Months Ended June 30, 1999	Six Months Ended June 30, 2000	Six Months Ended June 30, 1999
Basic:
Net income	$999,408	1,077,583	1,962,285	2,111,869
Weighted average shares outstanding	4,377,411	6,066,897	4,455,257	6,314,191

Basic earnings per share	$0.23	0.18	0.44	0.33

Diluted:
Net income	$999,408	1,077,583	1,962,285	2,111,869
Weighted average shares outstanding	4,377,411	6,066,897	4,455,257	6,314,191
Effect of dilutive stock options outstanding	—	—	—	—

Diluted weighted average shares outstanding	4,377,411	6,066,897	4,455,257	6,314,191

Diluted earnings per share	$0.23	0.18	0.44	0.33